

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2011

Via E-mail
Enzo Taddei
Chief Financial Officer
Global Equity International, Inc.
23 Frond "K" Palm Jumeirah
Dubai, UAE

Re: Global Equity International, Inc.
Registration Statement on Form 10-12G
Filed December 1, 2011
File No. 000-54557

Dear Mr. Taddei:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

2.   We note you indicate on page 5 that you are voluntarily filing this registration statement. Please tell us the purpose of the registration of this class of securities.

3.   We note that marketable securities appear to comprise the substantial majority of your total assets. Please provide us with a detailed analysis of whether you are subject to the Investment Company Act of 1940. In this regard, we note you own investment securities

that appear have a value exceeding 40% of your total assets. Please note that we may refer your response to the Division of Investment Management for further review.

Item 1. Business, page 1

4. We note you indicate that you have affiliations with firms around the world and that you have a "rol-a-dex" of over 179 financial introducers around the world. Please revise your disclosure to explain what you mean by "affiliations" and "financial introducers." In addition, please disclose whether you have any contractual arrangements with firms in this regard.

New Business Transacted in 2011, page 3

5. We note you indicate that you have arranged meetings between RFC K.K. and "a few high profile, potential Dubai based partners/investors" and that RFC K.K. has entered into preliminary verbal agreements with the Shanghai local government and Ferrari. Please revise to clarify whether RFC K.K. has any binding agreements and whether your compensation from RFC K.K. depends on binding agreements with investors or others.

6. We note you indicate that RFC K.K., Black Swan Data Limited and Arrow Cars SL have given you a 10% equity stake. Please tell us whether you are able to provide the value of each of these equity holdings and how you determined such value. As applicable, please revise your disclosure to describe the risks associated with an equity stake of a development stage company, such as RFC K.K., Black Swan Data Limited and Arrow Cars SL, and that the value of your equity stake may decrease and ultimately be worth nothing.

Future Plans, page 5

7. You disclose elsewhere in your prospectus that through the nine months ended September 30, 2011 you have relied on advances of $127,223 in loans from shareholders. Based on this and your current working capital deficit for the same time period, please disclose additional information supporting your statement that you believe you have sufficient funds to operate for the next 24 months.

Employees; Identification of a Significant Employee, page 5

8. Please revise your disclosure in this section to provide the total number of employees and the total number of full-time employees. In addition, we note you indicate on page 7 that some of your officers will only be devoting limited time to your operations. Please revise to indicate the amount of time these employees will be devoting to the company. Please refer to Item 101(h)(4)(xii) of Regulation S-K.

Item 1A. Risk Factors, page 6

While We Have Two Years of Operating History…, page 6

9.   Please revise this risk factor to remove the mitigating language related to your accumulated profits and profitability in the past. In addition, please describe and quantify your losses for the nine months ended September 30, 2011.

Our Articles of Incorporation Authorizes the Issuances of Preferred Stock, page 8

10.   We note you indicate on page 7 that Mr. Smith owns 5,000,000 shares (100%) of your total outstanding preferred stock. Please revise your disclosure in this risk factor and throughout your prospectus, including without limitation on pages 11 and 22, to clarify that these shares of preferred stock have been issued to Mr. Smith.

Item 2. Financial Information, page 8

Business Development, page 9

11.   Please revise to provide a more detailed description of how you derive your revenues and how you are compensated by your clients. Please identify any client from which you derive 10% or more of your revenue. In addition, please describe and quantify your general and administrative expenses.

12.   Please provide a more robust description of your results both for the year ended December 31, 2010 as well as the nine months ended September 30, 2011. Refer to Item 303(a)(3) of Regulation S-K.

13.   Please expand the company's plan of operations for the next 12 months. Provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Liquidity and Capital Reserves, page 9

14.   Please also revise your disclosure in this section to be more specific concerning the sources of your liquidity for the next 12 months. For example, if you plan to issue additional equity, you should disclose your plans to do so. If you plan to incur debt obligations, you should disclose whether you have identified any potential lenders. Please also revise your disclosure to include a related risk factor.

15.   Please tell us why you were unable to value the 10% equity interest received for services rendered related to one of your recently signed client contracts and how this transaction is

recorded within your financial statements.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 11

16.   Please revise this section to include a separate security ownership of certain beneficial owners table in addition to the security ownership of management table. Please provide the tables in the format presented in Items 403(a) and (b) of Regulation S-K.

Item 5. Directors and Executive Officers, page 12

17.   We note you indicate that Mr. Smith has an "excellent pedigree and track record." Please revise to clarify or remove.

18.   We note that Mr. Smith "create[d] an International Financial Services company" in 1993. Please revise your disclosure to identify the company and provide Mr. Smith's position(s). In addition, please revise to describe Mr. Smith's business experience during the past five years and indicate the period during which Mr. Smith served as your President and Chief Executive Officer. Please refer to Item 401 of Regulation S-K.

19.   We note you indicate that Mr. Taddei is a member of the Board of Directors and part-time Chief Financial Officer of Networking Partners, Inc. Please revise your disclosure to describe the principal business of Networking Partners, Inc. Please also revise your disclosure to provide the dates when Mr. Taddei served as Chief Executive Officer and Chief Financial Officer of E3B Consulting Network SL. Please refer to Item 401(d) of Regulation S-K.

20.   We note you indicate that Mr. Baldassarre has held senior management and director positions of new business start-ups and established multinational organizations. Please revise your disclosure to provide the name and principal business of any organization where employment was carried on, as well as the dates of employment and the position(s) held. Please refer to Item 401(d) of Regulation S-K.

21.   We note you indicate that Adrian Scarrott "ran a very successful marketing/communications consultancy for two years." Please revise your disclosure to identify the firm and provide greater details.

Item 6. Executive Compensation, page 15

22.   We note that the Summary Compensation Table on page 16 indicates that Mr. Smith received a salary of $34,658 in 2010. Please revise to include a discussion of this amount in narrative disclosure to the table. Please refer to Item 402(o) of Regulation S-K.

23.   We note you indicate on page 20 that the Company issued 5,000,000 shares of common stock to Enzo Taddei on November 1, 2010 for services rendered to the Company valued at $5,000. Please revise to include this in the Summary Compensation Table as well as in

the narrative disclosure to the table or advise.

Item 10. Recent Sales of Unregistered Securities, page 20

24.   We note you indicate that you issued 668,000 common shares to seven debt holders in satisfaction of $263,533.64. Please revise your disclosure to identify these individuals and to provide the number of shares received by each individual as well as the amount of consideration received by the registrant in each transaction. Please refer to Item 701 of Regulation S-K.

25.   We note you indicate that you issued shares of stock to individuals for services rendered. Please revise your disclosure in this section to identify these individuals. Please refer to Item 701(b) of Regulation S-K.

26.   Please revise your disclosure in this section to provide the specific exemption from registration claimed for each recent sale of unregistered securities. In addition, please revise to state briefly the facts relied upon to make each exemption available. Please refer to Item 701(d) of Regulation S-K.

Signatures, page 27

27.   We note that Enzo Taddei signed the registration statement as Chief Executive Officer and Director. We further note you indicate on page 12 that Mr. Taddei is Chief Financial Officer. Please revise or advise.

Global Equity International, Inc. and Subsidiary Financial Statements, page F-1

Balance Sheets, page F-4

28.   Please tell us why it is appropriate to present preferred stock on your balance sheet given that the shares were not authorized by the board of directors until November 2011.

Statement of Stockholders' Equity, page F-6

29.   We note that the issuance of common stock noted herein does not reconcile to the dates and amounts as indicated within Item 10. Recent Sales of Unregistered Securities. Please provide an itemized chronological schedule covering all equity instruments issued since inception through the date of your response. Please provide the following information separately for each equity issuance:

   •   The date of the transaction and number of shares issued;

   •   Management's fair market value per share estimate and how the estimate was derived (e.g., third-party specialist retained to assist in valuation);

   •   The identity of the recipient, indicating if the recipient was a related party;

- Nature and terms of concurrent transactions (e.g., share issuances effective December 31, 2010 to two separate parties with different per share values);

- The amount of any compensation or interest expense element; and

- Narrative description of the factors contributing to significant changes in the fair value of the underlying stock.

Note 2 Summary of Significant Accounting Policies, page F-8

Fair Value of Financial Assets and Liabilities, page F-12

30.   Please disclose how you have valued the securities received and recorded as revenue and your basis for doing so. For subsequent periods, please tell us how you valued the securities and given that you classify these assets as available-for-sale securities, tell us how you have determined that these assets should be fair valued on a non-recurring basis. Lastly, please tell us whether such assets are comprised of the three 10% equity interests in RFC K.K., Black Swan Data Limited and Arrow Cars SL, and if not, why.

Note 3 Reverse Recapitalization, page F-14

31.   Please clarify your disclosure to note that your historical financial statements are those of Global Equity Partners, PLC ("GEP") from its inception, as such financial information is provided for periods prior to November 15, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at 202-551-3573 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: David E. Wise, Esq.